U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				July 29, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

SPDR Index Shares Funds
4. Address of principal executive office: (number, street, city, state, zip code)

1 Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that SPDR Index Shares Funds (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of July 29, 2011. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 29, 2011, and with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through July 29, 2011:

•

Confirmation of all securities held by institutions in book entry form at the Depository Trust Company and in omnibus form at International Depositories as of July 29, 2011. For such securities, review of reconciliations of the security positions recorded at State Street Bank and Trust Company, the Trust’s custodian (the “Custodian”), to the positions held at the Depository Trust Company and in omnibus form for the Custodian’s account at International Depositories as of July 29, 2011;

•	Confirmation of all securities on loan with the securities lending agent as of July 29, 2011;

•	Reconciliation of all such securities to the books and records of the Trust and the Custodian as of July 29, 2011; and

•

Agreement of a sample of security purchases and security sales during the period June 30, 2011 to July 29, 2011 from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 29, 2011 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
January 9, 2012

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of the SPDR Index Shares Funds (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 29, 2011, and from June 30, 2011 through July 29, 2011.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 29, 2011, and from June 30, 2011 through July 29, 2011, with respect to securities reflected in the investment account of the Trust.

SPDR Index Shares Funds

/s/ Chad Hallett
Treasurer
January 9, 2012